BIOMEDICAN INC

Producing medical-grade cannabis more efficiently

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biomedican.com   Fremont CA   🐦 📘   Technology   Food   Food Tech   Bio Tech   Life Science

Highlights

(1)   Medical-use, non-GMO cannabinoids for 70-90% less than current, wholesale prices

(2)   Costs less than $1/gram per cannabinoid using 90% less resources; 4 patents pending

(3)   70+ press mentions; Forbes, Bloomberg, Nasdaq, Reuters, Maxim, Rolling Stones

(4)   Partnered with Institute of Genetics Moscow, Demark Technical University, Imperial College UK

(5)   CBG reduces pain, inflammation; treats Glaucoma, Huntington's disease, IDB

(6)   THCV helps with diabetes, inflammation, neuroprotection, & bone growth

(7)   One of the fastest growing markets in the world; expected to reach $25B in 2025

Our Team



Maxim Mikheev   CEO / Chief Scientist

Max is a medical, life sciences, computer sciences expert who received numerous patents, grants, and professional honors. He co-invented many patented genetic modifications and co-founded several biotech startups.

We believe that biosynthesis will shape the future and significantly influence the production of food, supplements, medical drugs, and other valuable organic compounds. We have identified rare cannabinoids as the several biotech startups.

We believe that biosynthesis will shape the future and significantly influence the production of food, supplements, medical drugs, and other valuable organic compounds. We have identified rare cannabinoids as the starting point due to the high demand and limited availability. However, this is just the beginning, and we



Dennis O'Neill   President

Dennis O'Neill has over 25 years of experience as an Investment Banker. He raised over 2 billion dollars in capital for early-stage companies.



Difeng Gao, Ph.D.   Lead Scientist

Difeng is an accomplished scientist with 10+ years of molecular biology experience, including 6 years of experience with Yarrowia Lipolytica, CRISPR, and simultaneous integration of multiple genes.



Evgeniya Yuzbasheva, Ph.D.   Senior Scientist

Evgeniya is a scientist with 20 years of experience in molecular biology, including 16 years of experience working with YL. Her research areas include optimizing internal energy pathways and fatty acid production improvements.



Andrey Romanenko, Ph.D.   Lead Engineer

Andrey is a mechanical and electrical engineer with 20 years of experience in the development and

 building of customized equipment

Semyon Sergunin Marketing Manager

Marketing and business development professional

Pitch





*A max of $1.07M will be raised through Wefunder



















Purity

The leading team of biotech experts

BIOMEDICAN

Our team has over 60 years of combined research experience and have established a cutting-edge biotech laboratory in California

Max Mikheev, PhD
CEO/CSO

Max has 22 years of genomics experience. He co-invented multiple patent applications related to genetic modifications

Dennis O'Neil
President

Dennis has over 30 years of experience as an investment banker, raised over 2 billion dollars in capital for early-stage companies

Difeng Gao, PhD
Lead Scientist

Difeng has 11 years of molecular biology experience, including 6 years of experience with YL, CRISPR, and simultaneous integration of multiple genes

Evgeniya Yuzbasheva, PhD
Senior Scientist

Evgeniya has 20 years of experience in molecular biology, including 16 years of experience working with Yarrowia Lipolytica (YL).

6

BIOMEDICAN

Contact us:

www.biomedican.com
info@biomedican.com

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